LAW OFFICES OF
William Stocker
phone (949) 369-9161	221 South Ola Vista	fax (949) 369-6807
First Floor
San Clemente CA 92672

November 12, 2008

Joanna Lam
United States	Mail Stop 7010
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Washington DC 20549

re:	Turner Valley Oil & Gas, Inc.
FORM 10-KSB December 31, 2007
Filed  April 17, 2008
File No 0-30891

Dear Ms. Lam:

I write as Special Counsel to the issuer to respond to those Comments electronically. Provided are marked-up pages of the amended filing, showing the changes. In general, the Registrant will speak in the first person plural, “we, us or our”.

First, we identify the conventions used in this Montage.

Deleted Text	~~Deleted Text is strikeout~~
Counsel's discussion, if any	[Discussion:]... [End Discussion Section]
New Text	[NEW TEXT:] New Text is also larger...[:End NEW TEXT]

The Remainder of this Page is Intentionally left Blank

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 2

1.  Management’s Discussion/Analysis, page 5.

[Discussion:]It appears that following adjustments to MD&A[End Discussion Section]

START TEXT FROM MARK-UP:

Management's Discussion and Analysis or Plan of Operation.

(i)) Plan of Operation. Our plan of operations is a sole focus on exploration for, development drilling for, and transmission facilities for, the production of oil and gas. Our Nevada parent company Turner Valley Oil & Gas, owns a wholly-owned Canadian subsidiary T.V. Oil & Gas, Limited, a Federal Registered Canadian company in full compliance with all Canadian law and regulations.

Our financial statements contain the following additional material notes:

(Note 2-Going Concern) The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring operating losses and is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to continue the explorations of the leases, and then to begin producing oil and/or gas/or both to sell under contract and thereby generate the necessary funds to continue operations.

(Note 3-Development Stage Company) We are a development stage company as defined in Financial Accounting Standards Board Statement 7. We are concentrating on raising capital and developing our business operation

(b) Cautionary Statements. There can be no assurance that we will be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders. Additional equity financing could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters. While Management has expressed confidence in the attainment of profitability sooner, rather than later, projects and even reasonable expectations are not outcomes yet. There is no absolute assurance that even our best laid plans and most diligent operations will succeed.

(c) Discussion and Analysis of Financial Condition and Results of Operations. During the year ended December 31, 2007, we had royalty revenues of $4,165 from our working interest in the Strachan property (December 31, 2006 $9,813). The decrease in royalties was caused by a special assessment initiated by the Operator of the well during the year ended December 31, 2006. All our properties are geographically and physically independent of one another. They are located in the Western Canada Geologic Basin centered in Alberta, Canada.

The Strachan Property. On August 20, 2003, we entered into a purchase agreement to acquire 1% interest in a producing gas well, located at 2-2-38-9W5 Red Deer, Alberta, Canada. The Strachan Prospect is located 80 miles NW of Calgary, Alberta. The gas production rate at the time of the acquisition fluctuated between 1.5 and 2 MMCF/Day (million cubic feet of gas per day). The Company's senior management has set out a rework program for this well. The rework program calls for an acid wash and acid stimulation of the producing formation. The Company has agreed to participate in the program. The program was completed on October 15, 2003 and as of October 20, 2003, the new production rates have stabilized at approximately 2.66 MMCF/Day, representing a 40% increase over initial production rates. In addition to the preceding acquisition, we entered into a purchase agreement to acquire 0.5% interest in 10 Sections (6,400 acres) of drilling rights offsetting Sct. 22-38-9W-5. These offsetting sections have identified seismic anomalies in multiple cretaceous pay zones. The purchase price of the property was $45,114. The depletion for the year ended December 31, 2007 was $10,000.  (December 31, 2006 $10,000)

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 3

The Strachan Property – Leduc Formation. On September 23, 2005 Turner Valley Oil and Gas Inc. through its wholly owned subsidiary TV Oil and Gas Canada Limited, has entered into a farm-out agreement with Odin Capital Inc. of Calgary, Alberta. The terms of the Farm-Out agreement are as follows: In exchange for our paying 3.00%  of all costs associated with drilling, testing and completing the test well (expected drilling cost, approx. $6.3 million Canadian to the 100% interest). On the property that is referred to as the Leduc Formation test well, we will have earned: in the spacing unit for the Earning Well, a 1.500% interest in the petroleum and natural gas below the base of the Mannville excluding natural gas in the Leduc formation, and a 3.00% interest in the natural gas in the Leduc formation before payout subject to payment of an Overriding Royalty which is convertible upon payout at the Royalty Owners option to 50% of our interest.

A 1.200% interest in the rights below the base line of the Shunda formation in Section 10,Township 38, Range 9W5M

A 0.966% interest in the rights below the base of the Shunda formation in sections 15 & 16,Township 38,Range 9W5M, down to the base of the deepest formation penetrated.

On July 6th, 2006, the Company purchased an additional 2% from its Chairman & CEO for a total cost of $190,882. The amount was paid in WIN stock at a value of $2 when the market value of the stock was $1.90. Additionally, the Company incurred $44,405 of further costs associated with the exploration of the well during the quarter.

By the end of the fiscal year, we determined that our working interest in the LeDuc had no economic hydrocarbons and hence impaired our holding. The amount was  moved to the proved property pool for amortization. Subject to the full-cost-ceiling test, we had an impairment charge of $525,544 for the year ended December 31, 2007. [NEW TEXT start :] including the foregoing.

Looking forward. The Strachan Prospect is still of interest, notwithstanding the abandonment of the LeDuc formation. [: end NEW TEXT] ~~located 80 miles NW of Calgary, Alberta.~~ We expect testing of this prospect in the near future, which will enable us to determine whether to continue or abandon this project; [NEW TEXT start :] notwithstanding that [: end NEW TEXT] testing of the this first well showed no economic hydrocarbons and the well was abandoned.

Mississippi Prospect. On August 23rd, 2006, the Company entered into a joint venture agreement with Griffin & Griffin Exploration, LLC. to acquire an interest in a drilling program comprising 50 natural gas and/or oil wells.  The area in which the proposed wells are to be drilled is comprised of approximately 300,000 gross acres of land located between Southwest Mississippi and North East Louisiana. The proposed wells will be targeting the Frio and Wilcox Geological formations. The first 20 proposed wells are located within tie-in range of existing pipeline infrastructures.  Turner Valley has agreed to pay 10% of all prospect fees, mineral leases, surface leases and drilling and completion costs to earn a net 8% share of all production zones to the base of the Frio formation and 7.5% of all production to the base of the Wilcox formation. ~~Total Costs to date are $300,000. The Company is in the process of re-evaluating this project to determine if it continues to adhere to the Company’s strategic objectives.~~ During the year the Company disposed of its interest in this property for the liabilities incurred of $400,000.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 4

General and Administrative costs General and Administrative costs for the year decreased by 65% to $248,130, when compared to $713,345, for the previous year. The decrease was caused by a reduction in costs associated with common stock issued for services rendered. The Company’s total expenses were $783,674 for the year ended December 31, 2007 compared to $$723,345 for the prior year. The increase in total expenses was caused by the abandonment of the Strachan–Leduc property due to uneconomic hydrocarbons. The cost associated with this abandonment was $525,544. The Net Loss for the year just ended was $(614,292) as compared to a Net Loss of $(287,237) for the previous year ended 2006. The increase in loss for the year was caused by the costs associated with the abandonment of Strachan–Leduc property and the reduction in gain associated with the disposal of our holding in WIN Energy, which resulted in other income of $159,872 (December 31, 2006 $426,295). At December 31, 2007, the Company disposed of its investment in WIN Energy Corporation (“WIN”) at a market price of $0.37 per share.

Liquidity. Our net working capital for the year ended December 31, 2007 increased to $55,907, compared to a deficit of $(418,555) for the year ended December 31, 2006. The increase in working capital was caused the disposal of the Company’s holdings in WIN. To date we have not invested in derivative securities or any other financial instruments which involve a high level of complexity or risk. We expect that in the future, any excess cash will continue to be invested in credit quality, interest-bearing securities. We believe cash from operating activities, and our existing cash sources may not be sufficient to meet our working capital requirements for the next 12 months. We will likely require additional funds to support our business plan. Management intends to raise additional working capital through debt and equity financing.

(d) Cautionary Statements Repeated. There can be no assurance that we will be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders. Additional equity financing could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters. While Management has expressed confidence in the attainment of profitability sooner, rather than later, projects and even reasonable expectations are not outcomes yet. There is no absolute assurance that even our best laid plans and most diligent operations will succeed.

END TEXT FROM MARK-UP:

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 5

2. The Executive Compensation Tables/Cash Flow/Other Compensation.

[Discussion:] We have pending a preliminary 14A-A1. The executive compensation tables have been replaced to conform the revision there.[End Discussion Section]

[NEW TEXT start :]table on

Executive Officers
	Annual Compensation
	b	c	e	j
Name and Principal Position	Year	Salary ($)	Other Annual Compensation ($)	Totals $
Christopher Paton-Gay,	2007	61,028	10,000	71,028
Chairman, CEO Director	2006	20,675	233,430	254,105
	2005	46,840	284,500	331,340
Kulwant Sandher,	2007	47,168	5,000	52,168
Treasurer, CFO	2006	25,036	153,190	178,226
	2005	6,515		6,515

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 6

Directors
	Annual Compensation
	b	c	e	g
Name and Principal Position	Year	Salary ($)	Other Annual Compensation ($)	Totals $
Joseph A. Kane	2007		10,000	10,000
Director	2006		23,750	23,750
	2005		29,750	29,750
Donald Jackson Wells	2007		10,000	10,000
Director	2006		23,750	23,750
	2005		29,750	29,750

The foregoing “other compensation” was paid in common stock, and not in cash. Each issuance was valued at market prices then current.

Our Executive Officers and Directors have no fixed employment agreements for compensation, but receive compensation from time to time in the discretion of the Board of Directors. Our Chief Executive Officer and Chief Financial officers have received modest salary during the reporting periods. All other compensation has been made in stock of our company, issued from time to time at the then current market value. Compensation of services in stock has been made pursuant to that certain Stock for Compensation Services Plan, which provides in relevant part: “(a) If this Corporation be a reporting company, the Board of Directors may elect to offer shares pursuant to Registration under the Securities Act of 1933, or pursuant to Section 4(2) of the 1933 Act, or other applicable exemption from registration, with such restriction on resale as required by law or rule of the Commission, or such greater restriction as may be agreed to by the parties.”

[: end NEW TEXT]

[Discussion:]The Auditor has amended the Notes to address the financial disclosure aspects of this comment. Please find those amended Notes with additions underlined, attached to this letter.[End Discussion Section]

3. Controls and Procedures, Item 12.

START TEXT FROM MARK-UP:

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 7

Evaluation of Disclosure Controls and Procedures. Based upon an evaluation under supervision and with the participation of our management, as of the end of the period represented by this Annual Report on form 10-KSB, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, are effective to ensure that information required to be disclosed (in reports that we file or submit under that Exchange Act) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Changes in Internal Accounting. There were no ~~significant~~ changes in our internal controls  [NEW TEXT start :] over financial reporting. [: end NEW TEXT] ~~other factors that could significantly affect~~ [NEW TEXT start :] affecting [: end NEW TEXT] these controls ~~subsequent~~ [NEW TEXT start :] that occurred during the last financial quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. [: end NEW TEXT]. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken. However, the design of any system of controls is based in part upon the assumptions about the likelihood of future events, and there is no certainty that any design will succeed in achieving its stated goal under all potential future considerations, regardless of how remote.

END TEXT FROM MARK-UP:

[Discussion:] A certification of CFO has been added. [End Discussion Section]

Financial Statements.

[Discussion:]The Auditor has amended the Notes to address the financial disclosure aspects of this comment. Please find those amended Notes with additions underlined, attached to this letter.[End Discussion Section]

This montage (with attachment) is filed EDGAR as correspondence.

An amended filing Form 10-KSB-A is filed EDGAR.

Please feel free to contact me, if further attention is required.

Sincerely,

William Stocker
William Stocker
special counsel

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 8

TURNER VALLEY OIL & GAS CORPORATION
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

TURNER VALLEY OIL & GAS CORPORATION
(a Development Stage Company)
Notes to the Financial Statements
December 31, 2007 and 2006

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Organization

The Company was incorporated under the laws of Nevada on April 21, 1999 as NetParts.com.  The Company was originally organized to create a series of 16 specialized auto salvage yards whereby the salvageable components would be inventoried on a computer and listed on the internet.   The Company, however, changed their operations and their name on July 24, 2003 to Turner Valley Oil & Gas Corporation.  On August 1, 2003, the Company incorporated T.V. Oil & Gas Canada Limited, a wholly owned subsidiary, into the financial statements of the Company.  The Company holds a working interest in an oil lease and an investment in an oil and gas entity.

B. Revenue and Cost Recognition

Revenue Recognition

Revenue from sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customers.  Title transfers for crude oil, natural gas and bulk refined products generally occur at pipeline custody points or when a tanker lifting has occurred.  Revenues from the production of oil and natural gas properties in which the Company shares an undivided interest with other producers are recognized based on the actual volumes sold by the Company during the period.  Gas imbalances occur when the Company’s actual sales differ from its entitlement under existing working interests.  The Company records a liability for gas imbalances when it has sold more than its working interest of gas production and the estimated remaining reserves make it doubtful that the partners can recoup their share of production from the field. At December 31, 2007 and 2006, the Company had no overproduced imbalances.

Oil and Gas Properties

The full cost method is used in accounting for oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.  In addition, depreciation on property and equipment used in oil and gas exploration and interest costs incurred with respect to financing oil and gas acquisition, exploration and development activities are capitalized in accordance with full cost accounting.  Capitalized interest for the years ended December 31, 2007 and 2006 was $0.  All capitalized costs of proved oil and gas properties subject to amortization are being amortized on the unit-of-production method using estimates of proved reserves.  Investments in unproved properties and major development projects not subject to amortization are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.  The Company does not currently antipate any material capital expenditures in the development of its proved reserves.  During the year ended December 31, 2007 and 2006, the Company recorded depletion of $10,000 and $10,000 on its property, respectively.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 9

Environmental Protection and Reclamation Costs

The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.  Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits.  The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration.  Therefore, estimated future removal and site restoration costs are presently considered minimal.

Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted cash flows are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 10

C.  Basis of Consolidation

The consolidated financial statements include the accounts of Turner Valley Oil & Gas Corporation and T.V. Oil & Gas Canada Limited.  All significant inter-company accounts and transactions have been eliminated in the consolidation.

D.  Earnings (Loss) Per Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.  The Company has no stock equivalents outstanding as at December 31, 2007, and hence the basic and diluted loss per share is the same.

	Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount

For the year ended December 31, 2007:
Basic & Diluted EPS
Income (loss) to common stockholders	$(614,292)	58,914,066	$(0.01)

For the year ended December 31, 2006:
Basic & Diluted EPS
Income (loss) to common stockholders	$(287,237)	55,651,737	$(0.01)

E.  Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 11

F.  Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

	December 31, 2007	December 31, 2006
Deferred tax assets:
Net operation loss carry-forwards	$4,725,722	$3,612,110
Total Deferred Tax Assets	1,606,745	1,228,123
Valuation allowance for deferred tax assets	(1,606,745)	(1,228,123)
	$-	$-

At December 31, 2007, the Company has net operating losses of $4,725,722 which begin to expire in 2020.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 39% to pretax income from continuing operations for the years ended December 31, 2007 and 2006 due to the following:

	2007	2006

Book loss from operations	$154,248	$72,125

Common stock issued for services	47,500	175,780
Valuation allowance	(201,748)	(247,905)
	$-	$-

G.  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles re-quires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  In these financial statements assets and liabilities involve extensive reliance on management’s estimates.  Actual results could differ from those estimates.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 12

H.  New Technical Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet.  This statement is effective beginning January 1, 2008 and the Company is evaluating this pronouncement.

On December 4, 2007 the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS 160 will have an effect on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations. This revision statements objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its effects on recognizing identifiable assets and measuring goodwill. The adoption of SFAS 141 (revised) did not have an impact on the Company’s financial statements.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 13

I. Financial Instruments

The recorded amounts of financial instruments, including cash equivalents, accounts receivable, accounts payable and short term notes approximate their market values as of December 31, 2007 and 2006.  The Company has no investments in derivative financial instruments.

J. Functional Currency & Foreign Currency Translation

The Company’s functional currency is the U.S. dollar.  In accordance with the Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at period end and revenues and expenses are translated at average monthly exchange rates.  Related translation adjustments are reported as a separate component of stockholders’ equity, whereas, gains or losses relating from foreign currency transactions are included in the results of operations.

K. Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board Statement No. 144, the Company records impairment of long-lived assets to be held and used or to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount.  ~~At December 31, 2007 the abandonment charge was $525,544, and at December 31, 2006 the impairment charge was $0.~~

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 14

L. Accounts Receivable

	2007	2007
Accounts Receivable	$8,088	$8,911
Less: Allowance for Doubtful Debts	-	-
Net Accounts Receivable	$8,088	$8,891

Management reviews its accounts receivable on a regular basis. If an account has a balance which is six months old, it is the policy of the company to record an allowance for doubtful accounts. The Company will continue to pursue all collection efforts. If at a later date, the account is deemed uncollectible, the account balance will be written off.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring operating losses and is dependent upon raising capital to continue operations.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  It is management’s plan to raise additional funds to share in the exploration of leases individually as well as with WIN Energy, and then to begin extracting gas and oil to sell and generate the necessary funds to continue operations.

NOTE 3 - OIL & GAS PROPERTIES

Strachen Property

On August 20, 2003, the Company entered into a purchase agreement to acquire 1% interest in a producing gas well, located at 22-38-9W5 Red Deer, Alberta, Canada.  During the end of 2003, the Company’s senior management set out a rework program for this well.  The rework program called for an acid wash and acid stimulation of the producing formation.  The Company agreed to participate in the program which increased their interest to 6.67%.  The program was completed on October 15, 2003 and extraction continued in 2004.  As of December 31, 2003, $300,672 of costs have been capitalized under “Properties not subject to amortization”. The Strachen Property has proved gas reserves of 3.68 MMCF.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 15

During 2004, two of the Companies properties were deemed to be impaired and the Company abandoned these properties and wrote off $71,072 of capitalized costs. The Strachen Property began to be extracted and was therefore moved to Properties being amortized with a capitalized cost of $48,942. Accumulated amortization at December 31, 2005 and 2004 is $10,767, respectively. During the year ended December 31, 2005, the Company entered into farm-out agreement with Odin Capital for the Strachan Leduc formation.  The costs recorded for the year ended December 31, 2005 are $164,054.  The remaining properties recorded at $192,700 was sold for common stock in Win Energy, see Note 5.

During the year the Company determined that its working interest in the Strachan-Leduc region had no economic hydrocarbons and hence impaired its holding.  The amount was moved to the proved property pool for amortization.  Subsequent to the full cost ceiling test, the Company had an impairment charge of $525,544 for the ~~of the impairment for the~~ year ended December 31, 2007. ~~was $525,544.~~

During the year the Company disposed of its holding in the Mississippi project for forgiveness of the amount owing of $400,000.

NOTE 4 - STOCK TRANSACTIONS

During 2007, the Company issued 2,800,000 shares pursuant to an S-8 Registration Statement.  These shares were issued for services totaling $47,500.

During 2006, the Company issued 5,050,000 shares pursuant to an S-8 registration Statement and 100,000 shares under rule 144.  These shares were issued for services totaling $517,000.

During 2005, the Company issued 4,800,000 shares pursuant to an S-8 Registration Statement.  These shares were issued for services totaling $630,000.

During 2004, the Company issued 5,000,000 shares pursuant to an S-8 Registration Statement.  These shares were issued for services totaling $680,650.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 16

During 2004, the Company issued 975,000 shares pursuant to a Private Placement and received a subscription for the amount of $48,750.  The proceeds were received subsequent to December 31, 2004.

On January 5, 2003, the Company issued 15,000,000 pre-split shares of common stock for services rendered on behalf of the Company totaling $298,500, and in satisfaction of accounts payable totaling $1,500.

On July 1, 2003, the Company enacted a 10 for 1 reverse split of its common stock.  Stock has been retroactively restated to reflect this split.

During July 2003, the Company issued 39,729,200 post-split shares of common stock for settlement of $196,146 of accounts payable and services valued at $679,792.

In August 2003, the Company issued 9,487,504 post-split shares of common stock in settlement of $28,971 of accounts payable and services valued at $113,360.

On October 21, 2003, the Company issued 2,000,000 post-split shares of common stock for services rendered on behalf of the Company totaling $100,000.

On November 21, 2003, the Company issued 650,000 post-split shares of common stock valued at $32,500 for professional services rendered in behalf of the Company.

During 2003, the Company issued a total of 3,628,570 post-split shares of common stock for cash at a total value of $365,000.

In April 2002, the Company purposed a 2 for 1 forward split of its outstanding common stock.  In October of 2002, the Company enacted a 25 for 1 reverse split of its common stock.  During the year, 80,000 shares of common stock were issued to reduce a payable by $100,000.  In October 2002, 21,901,500 shares of common stock were issued for services rendered totaling $1,095,075.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 17

NOTE 5 - INVESTMENTS AND SALE OF OILS & GAS PROPERTIES

Pursuant to SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” management determines the appropriate classification of investment securities at the time they are acquired and evaluates the appropriateness of such classification at each balance sheet date. The classification of those securities and the related accounting policies are as follows:

Available-for-sale-securities: Available-for-sale securities consist of marketable equity securities not classified as trading securities.  Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity.

On May 25, 2004, the Company entered into an Asset Purchase Agreement with Win Energy Corporation (“WIN”), wherein T.V. Oil & Gas Canada, Ltd. sold all its interests held in the other ten sections of the Strachan Property, the Karr Property, the Turner Valley Project and the Triangle Lands.  In return for this conveyance the Company received 1,300,303 shares of common stock in WIN.

The Company valued its investment in WIN at the carrying cost of the oil and gas properties conveyed of $192,700.  Subsequent to this transaction the Company sold 75,000 shares with a basis of $11,115 ($.1482 per share) and realized proceeds of $56,706 thus crating a gain of $45,591.

During 2005, the Company sold 175,000 shares of its investment in WIN Energy, realizing a gain of $237,825. The sale agreement includes a half warrant to enable the purchaser to purchase additional WIN shares at $1.75 per share until March 31, 2006.

During 2006, WIN Energy listed its shares on the Toronto Stock Exchange.  The Company sold 253,029 shares of its investment in WIN Energy realizing a gain of $436,388 at a various prices.  The Company re-valued its investment at an open market price of $0.87, creating an unrealized gain of $500,093 at December 31, 2006.

During 2007, the Company sold the remainder of its investment in WIN Energy realizing a gain of $159,872 after receiving gross proceeds of $265,560.  Following the disposition of shares, the Company removed its unrealized gain of $500,093 from Comprehensive Income.

WIN Energy Corporation ("Win"), formed in 2004, is a Calgary based private corporation. The company is actively engaged in the exploration, development and production of petroleum, natural gas and natural gas liquids. Win's core area is in the triangle zone ("Triangle Zone"), which is located along the eastern edge of the Foothills Belt in southern Alberta, extending from Turner Valley, 25 miles southwest of Calgary, to Pincher Creek, near the Alberta-Montana border.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 18

NOTE 6 - OTHER COMPREHENSIVE INCOME

The Company reports other comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS No. 130").  SFAS No. 130 establishes standards for reporting in the financial statements all changes in equity during a period, except those resulting from investments by and distributions to owners.  The cumulative effect of foreign currency translation adjustments to a cash account held by the Company in Canadian dollars, which is included in other comprehensive income in the stockholders’ equity section, consisted of the following:

	December 31,
	2007	2006
Balance, beginning of year	$495,283		$(4,810)
Unrealized gain on marketable securities	$(500,093)	$	~~499,368~~500,093
Effect of currency exchange rate changes	1,453		~~725~~
Balance, end of year	$3,356		$495,283

NOTE 7 - RELATED PARTY TRANSACTION

The transaction with Win Energy as described in Note 5 was a related party transaction due to the fact that the Company’s Chairman Christopher Paton-Gay was the Chairman of Win Energy.

The Company’s Chairman has advanced funds to the Company as needed to cover operating costs. The Advances are non-interest bearing and due on demand. The detail to such advances is as follows:

	December 31,
Note payable	2007	2006
Balance, beginning of year	$23,658	$23,658
Advances received	$0	$0
Effect of currency exchange rate changes	$0	$0
Balance, end of year	$23,658	$23,658

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 19

NOTE 8 - LEASE COMMITMENTS

The Company entered into a lease for its premises on February 17th, 2006.  The term is for 42 months ending September 30, 2009.  The lease commitments are as follows;

Year ended December 31, 2008	$40,338
Year ended December 31, 2009	$30,254

S.F.A.S. 69  SUPPLEMENTAL DISCLOSURES

(1)  Capitalized Costs Relating to Oil and Gas Producing Activities

	December 31,
	2007	2006
Proved oil and gas producing properties and related lease and well equipment	$48,942	$48,942
Accumulated depreciation and depletion	(30,767)	(20,767)

Net Capitalized Costs	$18,175	28,175

(2) Costs Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities

	For the Years Ended December 31,
	2007		2006
Acquisition of Properties
Proved		$-	$-
Unproved		~~264,054~~-	264,054
Exploration Costs		-	-
Development Costs		~~661,490~~-	661,490

Total Costs Incurred	$	~~925,544~~-	$925,544

The Company does not have any investments accounted for by the equity method.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 20

(3) Results of Operations for Producing Activities

	For the Years Ended December 31,
	2007	2006
Sales	$4,165	$9,813
Production costs	0	0
Depreciation and depletion	(10,000)	(10,000)

Results of operations for producing activities (excluding corporate overhead and interest costs)	$(5,835)	$(187)

(4) Reserve Quantity Information

	Oil BBL	Gas MMCF
Proved developed and undeveloped reserves:
Balance, December 31, 2006	-	3.68
Change in estimates-Production	-	.99
Balance, December 31, 2007	-	2.69

	Oil BBL	Gas MMCF
Proved developed reserves:
Beginning of the year ended December 31, 2006	-	3.68
End of the year ended December 31, 2007	-	2.6~~8~~9

The Company has reserve studies and estimates prepared on the properties acquired and developed.  The difficulties and uncertainties involved in estimating proved oil and gas reserves makes comparisons between companies difficult.  Estimation of reserve quantities is subject to wide fluctuations because it is dependent on judgmental interpretation of geological and geophysical data.

The following information has been developed utilizing procedures prescribed by SFAS 69 "Disclosures About Oil and Gas Producing Activities" and based on crude oil and natural gas reserves and production volumes estimated by the Company. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative or realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

re: Turner Valley Oil & Gas
SEC File No 0-30891
November 12, 2008,  Page 21

Future cash inflows were computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves. The future production and development costs represent the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expenses were computed by applying statutory income tax rates to the difference between pre-tax net cash flows relating to our proved oil and gas reserves and the tax basis of proved oil and gas properties and available net operating loss carry forwards. Discounting the future net cash inflows at 10% is a method to measure the impact of the time value of money.

	December 31, 2008	December 31, 2007
Future Cash inflows	6,851	7,207

Future production costs	(2,740)	(2,883)

Future development costs	-	-

Future income tax expense	-	-

Future cash flows	4,111	4,324

10% annual discount for estimated timing of cash flows	(412)	(432)

Standardized measure of discounted future next cash	$3,699	$3,892